                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Associated Materials Incorporated
                                (Name of Issuer)

                    Common Stock, Par Value $0.0025 Per Share
                         (Title of Class of Securities)

                                    045709102
                                 (CUSIP Number)

Ira D. Kleinman                                  with copies to:
President                                        John M. Reiss, Esq.
Associated Materials Holdings Inc.               Oliver C. Brahmst, Esq.
280 Park Avenue                                  White & Case LLP
New York, NY  10017                              1155 Avenue of the Americas
(212) 599-6300                                   New York, NY 10036
                                                 (212) 819-8200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 16, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Simon Acquisition Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON

         CO


* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /
                                                                  (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         CO

* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners IV, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) / /
                                                               (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners IV GmbH & Co. KG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Associates III, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         CO

* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Associates IV, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) / /
                                                               (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         CO

* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 herein, pursuant to which the Stockholder has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. Capitalized terms have the meaning assigned thereto herein.

                  This statement on Schedule 13D (this "Schedule 13D") relates to the Agreement and Plan of Merger ("the Merger Agreement"), dated as of March 16, 2002, by and among Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.)("Parent"), a Delaware corporation, Simon Acquisition Corp. (the "Purchaser"), a Delaware corporation and Associated Materials Incorporated (the "Company"), a Delaware corporation. Pursuant to the Merger Agreement, the Purchaser is making an offer (the "Offer") to purchase all of the outstanding shares of common stock (the "Common Stock"), par value $0.0025 per share, of the Company, at a price of $50.00 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.

                  This Schedule 13D also relates to the Tender and Voting Agreement (the "Tender Agreement"), dated as of March 16, 2002, by and among the Purchaser, Parent and William W. Winspear (the "Stockholder") who beneficially owns, in the aggregate, 3,097,242 shares of Common Stock. The shares of Common Stock beneficially owned by the Stockholder represent approximately 45.7% of the outstanding shares of Common Stock (approximately 42% on a fully diluted basis). Pursuant to the Tender Agreement, the Stockholder has agreed to tender his shares of Common Stock pursuant to the Offer, to vote that portion of the shares of Common Stock which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement and to grant a proxy to Parent to vote such shares of Common Stock which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement. The Merger Agreement requires the Purchaser to accept for payment and pay for all shares of Common Stock owned by the Stockholder if the Purchaser accepts for payment any shares of Common Stock pursuant to the Offer.

Item 1.  Security and Issuer

                  This Schedule 13D relates to the shares of Common Stock. The principal executive offices of the Company are located at 2200 Ross Avenue, Suite 4100 - East, Dallas, Texas 75201.

Item 2.  Identity and Background

                  This Schedule 13D is being filed by Harvest Associates III, LLC ("HA III"), a limited liability company organized under the laws of the State of Delaware, Harvest Associates IV, LLC ("HA IV", and together with HA III, the "HA LLCs"), a limited liability company organized under the laws of the State of Delaware, Harvest Partners III, L.P. ("HP III"), a private investment fund organized as a limited partnership under the laws of the State of Delaware, Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung) ("HP Offshore III"), a private investment fund organized as a limited liability partnership under the laws of Germany, Harvest Partners IV, L.P.("HP IV"), a private investment fund organized as a limited partnership under the laws of the State of Delaware, Harvest Partners IV GmbH & Co. KG ("HP Offshore IV", and together with HP III, HP Offshore III and HP IV, the "HP Partnerships"), a private investment fund organized as a limited liability partnership under the laws of Germany, Parent and the Purchaser (the HA LLCs, the HP Partnerships, Parent and the Purchaser, collectively, the "Reporting Persons").

                  The Purchaser and the Parent were formed for the specific purpose of consummating the Offer and the other transactions contemplated by the Merger Agreement. The Purchaser is a direct wholly owned subsidiary of Parent.

                  Parent is controlled equally by the four HP Partnerships, by reason of their collective right to designate a majority of the members of the board of directors of Parent.

                  HA III is the general partner of each of HP III and HP Offshore III.

                  HA III has six members, each of whom has equal voting rights in HA III. The six members are Stephen Eisenstein, Ira Kleinman, Harvey Wertheim, Harvey Mallement, William Kane and Thomas Arenz. Each of Messrs. Eisenstein, Kleinman, Wertheim, Mallement, Kane and Arenz disclaims beneficial ownership of the shares of Common Stock beneficially owned by HA III, HP III, HP Offshore III, Parent and the Purchaser.

                  HA IV is the general partner of each of HP IV and HP Offshore IV.

                  HA IV has six members, each of whom has equal voting rights in HA IV. The six members are Stephen Eisenstein, Ira Kleinman, Harvey Wertheim, Harvey Mallement, William Kane and Thomas Arenz. Each of Messrs. Eisenstein, Kleinman, Wertheim, Mallement, Kane and Arenz disclaims beneficial ownership of the shares of Common Stock beneficially owned by HA IV, HP IV, HP Offshore IV, Parent and the Purchaser.

                  The information set forth in the section of the Offer to Purchase entitled Section 8 - "Certain Information Concerning the HP Funds, Parent and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference. A copy of the Offer to Purchase is filed as
Exhibit 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration

                  The information set forth in the section of the Offer to Purchase entitled Section 9 - "Source and Amount of Funds" is incorporated herein by reference.

Item 4.  Purpose of the Transaction

                  The information set forth in the sections of the Offer to Purchase entitled "Introduction," Section 7 - "Certain Information Concerning the Company," Section 8 - "Certain Information Concerning the HP Funds, Parent and the Purchaser," Section 10 - "Background of the Offer," Section 11 - "Purpose of the Offer; Plans for the Company; Certain Agreements," Section 12 - "Dividends and Distributions" and Section 13 - "Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration" is incorporated herein by reference. This Schedule 13D relates to the transactions contemplated by (i) the Merger Agreement and (ii) the Tender Agreement. The Merger Agreement and the Tender Agreement are filed as Exhibits 2 and 3 hereto, respectively.

                  Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                  (a) As a result of the Tender Agreement, the Reporting Persons may be deemed to be the beneficial owners of 3,097,242 shares of Common Stock, which represents in the aggregate approximately 45.7% of the outstanding shares of Common Stock (approximately 42% on a fully diluted basis). The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

                  (b) The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 1,681,025, (iii) sole dispositive power is none, and (iv) shared dispositive power is 3,097,242. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in the section of the Offer to Purchase entitled Section 8 - "Certain Information Concerning the HP Funds, Parent and the Purchaser" is incorporated herein by reference.

                  (d)  Not applicable.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The information set forth in the sections of the Offer to Purchase entitled "Introduction," Section 10 - "Background of the Offer,"
Section 11 - "Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 8 - "Certain Information Concerning the HP Funds, Parent and the Purchaser" is incorporated herein by reference. A copy of the Joint Filing Agreement is filed as Exhibit 4 hereto.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.       Exhibit Name

1.                Offer to Purchase dated March 22, 2002.  (1)

2. Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company. (2)

3. Tender and Voting Agreement dated as of March 16, 2002, by and among Parent, the Purchaser and William W. Winspear. (3)

4.                Joint Filing Agreement dated March 25, 2002, among the
                  Reporting Persons.

5. Commitment letter from UBS AG, Stamford Branch, UBS Warburg, Credit Suisse First Boston, Cayman Islands Branch, Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

(1) Incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by the Reporting Persons on March 22, 2002.

(2) Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Reporting Persons on March 22, 2002.

(3) Incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Reporting Persons on March 22, 2002.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                    SIMON ACQUISITION CORP.



                                    By: /s/ Harvey P. Mallement
                                        ----------------------------------------
                                        Name:  Harvey P. Mallement
                                        Title: Treasurer and Assistant Secretary

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                    ASSOCIATED MATERIALS HOLDINGS INC.


                                    By: /s/ Harvey P. Mallement
                                        ----------------------------------------
                                        Name:  Harvey P. Mallement
                                        Title: Treasurer and Assistant Secretary




                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                    HARVEST PARTNERS III, L.P.

                                    By: Harvest Associates III, LLC,
                                    its general partner

                                    By: /s/ Harvey P. Mallement
                                        ----------------------------------------
                                        Name:  Harvey P. Mallement
                                        Title: Member

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                          HARVEST PARTNERS III
                                              BETEILIGUNGSGESELLSCHAFT
                                              BURGERLICHEN RECHTS (MIT
                                              HAFTUNGSBESCHRANKUNG)

                                              By: Harvest Associates III, LLC,
                                              its general partner



                                          By: /s/ Harvey P. Mallement
                                              --------------------------------
                                              Name:  Harvey P. Mallement
                                              Title: Member

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                          HARVEST PARTNERS IV, L.P.

                                              By: Harvest Associates IV, LLC,
                                              its general partner



                                          By: /s/ Harvey P. Mallement
                                              --------------------------------
                                              Name:  Harvey P. Mallement
                                              Title: Member

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                          HARVEST PARTNERS IV GMBH & CO. KG

                                              By: Harvest Associates IV, LLC,
                                              its general partner


                                          By: /s/ Harvey P. Mallement
                                              --------------------------------
                                              Name:  Harvey P. Mallement
                                              Title: Member

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                    HARVEST ASSOCIATES III, LLC

                                    By: /s/ Harvey P. Mallement
                                        ----------------------------------------
                                        Name:  Harvey P. Mallement
                                        Title: Member



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2002


                                    HARVEST ASSOCIATES IV, LLC

                                    By: /s/ Harvey P. Mallement
                                        ----------------------------------------
                                        Name:  Harvey P. Mallement
                                        Title: Member


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

                                  EXHIBIT INDEX

Exhibit No.                     Exhibit Name

1.                Offer to Purchase dated March 22, 2002.  (1)

2. Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company. (2)

3. Tender and Voting Agreement dated as of March 16, 2002, by and among Parent, the Purchaser and William W. Winspear. (3)

4.                Joint Filing Agreement dated March 25, 2002, among the
                  Reporting Persons.

5. Commitment letter from UBS AG, Stamford Branch, UBS Warburg, Credit Suisse First Boston, Cayman Islands Branch, Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

(1) Incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by the Reporting Persons on March 22, 2002.

(2) Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Reporting Persons on March 22, 2002.

(3) Incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Reporting Persons on March 22, 2002.


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